STIPULATED SETTLEMENT WITH GOLDEN EAGLE FILED

Vancouver, BC – August 25, 2010 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce that, further to its news release dated January 8, 2010, it has settled the dispute between its wholly owned subsidiary, Queenstake Resources Ltd. (“Queenstake” or the “Company”) and Golden Eagle International Inc. (“GEII”).

The parties have agreed to terms of settlement and have filed a stipulation to dismiss the case, without any admission of liability by any party, in the Elko, Nevada Court. The dismissal includes third party complaints against François Marland, Queenstake Resources, Ltd. and Yukon-Nevada Gold Corp. As part of the settlement, the Company will make a cash payment to GEII, and Yukon-Nevada Gold Corp. will issue 2,000,000 shares to GEII, representing approximately 0.3% of its issued capital. The settlement agreement requires that the settlement terms forever remain confidential, other than as otherwise required by law, or by securities regulatory bodies. The parties have agreed to each bear their own attorney fees and costs.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.